UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 17, 2018

WESTERN GAS EQUITY PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-35753 (Commission File Number)	46-0967367 (IRS Employer Identification No.)

1201 Lake Robbins Drive The Woodlands, Texas 77380-1046 (Address of principal executive office) (Zip Code)

(832) 636-6000 (Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).    Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Introductory Note
On November 7, 2018, Western Gas Equity Partners, LP (“WGP”), Western Gas Partners, LP (“WES”), Anadarko Petroleum Corporation (“Anadarko”) and certain of their affiliates entered into a Contribution Agreement and Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Clarity Merger Sub, LLC, a wholly owned subsidiary of WGP, will merge with and into WES, with WES continuing as the surviving entity and a subsidiary of WGP (the “Merger”). Pursuant to the Merger Agreement, immediately prior to the Merger, WES will acquire substantially all of Anadarko’s remaining midstream assets (collectively, the “Anadarko Midstream Assets”), which are largely associated with Anadarko’s two premier U.S. onshore oil plays in the Delaware and DJ Basins.
Item 8.01 Other Information.
This Current Report on Form 8-K includes the following financial information prepared in connection with the Merger and WES’s acquisition of the Anadarko Midstream Assets.

•
Audited historical Consolidated Financial Statements of the Anadarko Midstream Assets as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, together with the notes thereto, attached hereto as Exhibit 99.1 and incorporated herein by reference.

•
Unaudited historical Consolidated Financial Statements of the Anadarko Midstream Assets as of September 30, 2018 and December 31, 2017, and for the nine months ended September 30, 2018 and 2017, together with the notes thereto, attached hereto as Exhibit 99.2 and incorporated herein by reference.

•
Unaudited Pro Forma Condensed Consolidated Financial Statements of WGP as of September 30, 2018, and for each of the years in the three-year period ended December 31, 2017, and the nine months ended September 30, 2018, together with the notes thereto, attached hereto as Exhibit 99.3 and incorporated herein by reference.

Important Information for Investors and Unitholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
In connection with the Merger and the other proposed transactions contemplated by the Merger Agreement (the “Transactions”), WGP will file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4, which will include a prospectus of WGP and a proxy statement of WES. WES and WGP also plan to file other documents with the Commission regarding the proposed Transactions. After the registration statement has been declared effective by the Commission, a definitive proxy statement/prospectus will be mailed to the unitholders of WES. INVESTORS AND UNITHOLDERS OF WES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about WES and WGP once such documents are filed with the Commission, through the website maintained by the Commission at http://www.sec.gov. Copies of the documents filed with the Commission by WES and WGP will be available free of charge on their internet website at www.westerngas.com or by contacting their Investor Relations Department at 832-636-6000.
Participants in the Solicitation
WES, WGP, their respective general partners and their respective general partners’ directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of WES in connection with the proposed Transactions. Information about the directors and executive officers of WES is set forth in WES’s Annual Report on Form 10-K which was filed with the Commission on February 16, 2018. Information about the directors and executive officers of WGP is set forth in WGP’s Annual Report on Form 10-K which was filed with the Commission on February 16, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the Transactions will be consummated, are forward-looking statements within the meaning of federal securities laws. WES, WGP and their respective general partners believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.
A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this communication. Such factors include, but are not limited to: the failure of the unitholders of WES to approve the proposed merger; the risk that the conditions to the closing of the proposed Transactions are not satisfied; the risk that regulatory approvals required for the proposed Transactions are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Transactions; uncertainties as to the timing of the proposed Transactions; competitive responses to the proposed Transactions; unexpected costs, charges or expenses resulting from the proposed Transactions; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of the pro forma partnership, following completion of the proposed Transactions; and any changes in general economic and/or industry specific conditions.
WES and WGP caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in WES’s and WGP’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Commission filings, which are available at the Commission’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning WES, WGP, the proposed Transactions or other matters attributable to WES and WGP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement. Except as required by law, WES, WGP and their respective general partners undertake no obligation to publicly update or revise any forward-looking statements.
Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits
	Exhibit Number	Description of the Exhibit
	23.1	Consent of KPMG LLP.
99.1
Audited historical Consolidated Financial Statements of the Anadarko Midstream Assets as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, together with the notes thereto.

99.2
Unaudited historical Consolidated Financial Statements of the Anadarko Midstream Assets as of September 30, 2018 and December 31, 2017, and for the nine months ended September 30, 2018 and 2017, together with the notes thereto.

99.3
Unaudited Pro Forma Condensed Consolidated Financial Statements of WGP as of September 30, 2018, and for each of the years in the three-year period ended December 31, 2017, and the nine months ended September 30, 2018, together with the notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN GAS EQUITY PARTNERS, LP

		By:	Western Gas Equity Holdings, LLC, its general partner

Dated:	December 17, 2018	By:	/s/ Philip H. Peacock
Philip H. Peacock Senior Vice President, General Counsel and Corporate Secretary

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